UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

 Commission File Number: 1-33659

Cosan Limited

(Exact name of registrant as specified in its charter)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated January 21, 2020 – Change in Management

PRESS RELEASE

Cosan Limited (NYSE: CZZ) and its subsidiaries Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3) (jointly referred to as the “Companies”) hereby informs that their respective Boards of Directors approved, on this date, the succession proposal for the Companies’ Chief Executive Officer, as advised by the People Committee.

Mr. Marcos Marinho Lutz shall now be exclusively a member of the Group’s Boards of Directors and Committees, no longer holding the position of the Companies’ Chief Executive Officer as of April 1, 2020. Mr. Luis Henrique Cals de Beauclair Guimarães, current Chief Executive Officer of Raízen Energia S.A. and Raízen Combustíveis S.A. (jointly referred to as “Raízen”), will assume such role on that same date.

Mr. Lutz led Cosan since 2007 and has participated in all mergers and acquisitions that created great value to shareholders. For over a decade, he upgraded the operations, focused on people and risk management, always prioritizing safety. Lutz will continue advising the Companies in strategic decisions and in preserving a corporate culture, and will remain as Vice Chairman of the Boards of Directors of the Companies, RUMO, Moove, and Comgás and as Chairman of the People Committee. He will also assume the role of Chairman of the recently created Strategic Committee of Logistics, Lubricants, and Gas. To focus on the growth and strategy of these businesses, Lutz will resign as a member of Raízen’s Board of Directors, a position to be held by Mr. Luis Henrique.

Mr. Luis Henrique will take over as the Companies’ Chief Executive Officer, bringing his broad operational experience to the group’s portfolio. He led Raízen since 2016, headed COMGÁS from 2013 to 2015 and held several executive positions at Shell Group, both nationwide and internationally, for more than 20 years.

The Board of Directors also approved the succession of the Legal Vice President, Mr. Marcelo de Souza Scarcela Portela, who will leave office on April 1, 2020, but will remain a board member of the group’s companies. Mr. Portela has been serving the Company for over 30 years, at first as an external lawyer and as an executive for past 12 years. He had an important role on relevant negotiations to build the portfolio and formed a solid team of lawyers in the group. Mrs. Maria Rita Drummond, who has served the Company for over 10 years as Legal Director will replace Mr. Portela.

In addition, Raízen Energia S.A. announced to the market on this date, Mr. Ricardo Dell Aquila Mussa, Raízen’s current Vice Chief Executive Officer of Logistics, Distribution, and Trading will succeed Mr. Luis Henrique as Chief Executive Officer of Raízen Energia and Raízen Combustíveis. Mr. Ricardo joined the group in 2007 and has held the position of Chief Executive Officer of Radar and Moove.

Focused on identifying and developing potential successors, Cosan has been investing in its executives and planning succession of various leadership positions. The nominations above are supported by the succession planning, which was implemented by the Companies’ People Committee.

 São Paulo, January 21, 2020

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cosan Limited

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer

Date: January 21, 2020